3Q 2004 Results October 2004 EXHIBIT 99.1 .

Operating Results for 3Q 2004 Major Business Activities Business Environment for the Steel Industry Business Plan for 2004 Table of Contents

The figures in this presentation are based on estimates made in view of prospects of business environment and unaudited financial statements of the company for the 3rd quarter of 2004, and have been presented solely for the convenience of investors Certain contents in this presentation are subject to change due to changes in business environment or during the auditing process The financial data in this presentation are based on stand alone POSCO's non-consolidated statements

Operating Results for 3Q 2004 Major Business Activities Business Environment for the Steel Industry - Global Steel Industry Outlook - China Steel Industry Outlook - Domestic Steel Industry Outlook Business Plan for 2004 Table of Contents

Highest Level of Production & Sales Volume due to Increased Domestic/International Demand Increased hot rolled steel production via opening of Mini Mill #2 (Sept 20) (Units: Thousand tons, %) Production / Sales * Based on accumulated 3Q figures 2004 1Q - 3Q YoY Change* 1Q 2Q 3Q 2004 1Q - 3Q YoY Change* Crude Steel Production Crude Steel Production 7,316 7,474 7,604 22,394 4.7% Finished Products Production Finished Products Production 7,127 7,022 7,358 21,508 4.8% Sales Sales 7,194 7,150 7,352 21,696 4.0% Domestic 5,282 5,320 5,531 16,133 1.4% Export (%) 1,912 26.6% 1,830 23.4% 1,821 24.8% 5,563 25.6% 12.3% Inventory Inventory 361 338 440 440 (12.9%)

Sales Volume by Product 2004 1Q - 3Q YoY Change* 1Q 2Q 3Q 2004 1Q - 3Q YoY Change* Hot Rolled Steel 2,298 2,109 2,248 6,655 1.1% Plates 804 828 823 2,455 8.3% Wired Rod 508 487 503 1,448 2.5% Cold Rolled Steel 2,356 2,457 2,522 7,335 7.3% Electrical Steel 190 168 173 531 12.5% S T S 493 476 480 1,498 33.2% Semi-Finished Goods and Others 545 625 603 1,773 (17.9%) Total 7,194 7,150 7,352 21,696 4.0% (Units: thousand tons, %) * Based on accumulated 3Q figures Increased Production/Sales of High Value Added Products

Summary of Profit / Loss Statement 2004 1Q - 3Q YoY Change* 1Q 2Q 3Q 2004 1Q - 3Q YoY Change* Revenue Revenue 4,285 4,755 5,144 14,184 36% Cost of Goods Sold Cost of Goods Sold 3,027 3,350 3,607 9,984 33% Operating Profit Operating Profit 1,008 1,188 1,244 3,440 51% Operating Margin 23.5% 25.0% 24.2% 24.3% - Net Income Net Income 720 915 1,012 2,647 74% Increased Profits on the Back of Expansion in Sales and Price Increases (Units: KRW Bn, %) * 3Q figures on a cumulative basis Slight decrease in 3Q operating margin due to implementation of ESOP

Financial Position 2004 2004 2004 YoY Change* 1Q 2Q 3Q YoY Change* Total Assets Total Assets 18,566 19,256 19,673 10.6% Current Assets Fixed Assets 5,489 13,077 6,193 13,063 6,420 13,253 29.1% 3.4% Total Liabilities Total Liabilities 5,214 5,150 4,757 (10.0%) Borrowings In US$ Bn 3,210 1.6 2,992 1.5 2,564 1.3 (28.4%) Stockholders' Equity Stockholders' Equity 13,352 14,106 14,916 19.3% Financial Position Improved due to Enhanced Liquidity and Decreased Borrowings (units: KRW Bn) * 3Q figures on a cumulative basis

Key Financial Ratios A 2001 589 2002 612 2003 760 3Q2004 972 A 2001 12.89 2002 15.63 2003 21.3 3Q2004 24.2 A 2001 57.9 2002 65.7 2003 70.4 3Q2004 75.8 A 2001 10043 2002 13442 2003 24306 3Q2004 39663 A 2001 12.1 2002 8.8 2003 6.7 3Q2004 4.3 A 2001 5.4 2002 4.5 2003 3.4 3Q2004 3.23 Sales Revenue per Employee (KRW mm) Operating Margins (%) Equity / Total Assets (%) EPS (KRW) PER (x) EV / EBITDA (x)

Table of Contents Operating Results for 3Q 2004 Major Business Activities Business Environment for the Steel Industry - Global Steel Industry Outlook - China Steel Industry Outlook - Domestic Steel Industry Outlook Business Plan for 2004

Features of FINEX Direct use of cheaper raw materials (fine ore/coal) without sintering and coking plants Reduce pollutants (eg. SOx and NOx) Construction Period: Aug 2004 - Dec 2006 Capacity: 1.5 mm tons/yr Expected Implications: Commercialization of innovative iron making technology to increase pig-iron production capacity, while improving productivity Molten Iron HCI Melter Gasifier Fine Ore Non-coking Coal Power Plant CO2 Removal Lump Coal Coal Briquette Construction of #1 FINEX Plant Sinter Plant Fine Ore Coking Coal Coke Oven Sinter Coke Blast Furnace Molten Iron F.B Reactors FINEX Blast Furnace

South Africa Australia Canada Brazil Strengthening Raw Material Procurement Continue to Develop Overseas Mines to Stabilize Procurement of Raw Materials (Annual Procurement of 7 million tons) Maintain Competitiveness in Raw Material Transportation POSMAC Investment (Apr 2002) ? Ownership Interest: 20% ? Supplies 2 million tons of iron ore annually POSCHROME Investment (1996) ? Ownership Interest: 25% ? Supplies 65,000 tons of Chrome annually Foxleigh Investment (Sep 2004) ? Ownership Interest: 8.94% ? Amount Invested : A$19 million ? Fine Coal: 1 million tons annually Greenhills Investment (1982) ? Ownership Interest: 20% ? Coking Coal: 840,000 tons annually KOBRASCO (1996) ? Ownership Interest: 50% ? Pellets: 2.3 million tons annually Mount Thorley (1981) ? Ownership Interest: 20% ? Coking Coal: 600,000 tons annually 10 % SPOT 16 % COA 74 % Life-time Contract Raw Material Transport Breakdown

Strategy based on India's high growth potential and to utilize abundant resources Economic Growth Forecast: 6.9% (2004)^7.3% (2005)^7.0% (2006) Milestones: POSCO-BHPB joint proposal (Aug 2004) India Investment Plans Brazil Investment Plan Strategy to tap large resource countries with growth potential and maintain stable supply of iron ore via enhancing relationships with suppliers Estimate on average 3% GDP growth annually over next 5 yrs Milestones: Finalized preliminary Feasibility Study MOU between POSCO and CVRD (Sept 2004) Preliminary Feasibility Study (Sept 04 - Mar 05) Orissa ? Calcutta ? Delhi ? Mumbai INDIA ? Orissa's Iron Ore Reserves : 6 bn tons ? Dhamra ? Carajas Mine Sao Luis ? Rio de Janeiro 2,500Km 892Km BRAZIL ? Carajas Iron Ore Reserves: 17bn tons Overseas Steel Investments

Selected 8 Strategic Products Premium automotive steel sheets, premium API steel, premium electrical steel sheets, STS 400 steel, premium high carbon steel, shipbuilding TMCP, steel for tire cord, and Cr- free galvanized steel Increase Investment for Strategic Products #5 CGL (July 04 - Oct 05), #6 CGL (Sep 04 - Jun 06) Renovate 2 hot-rolled steel plants (Pohang) (Nov 04 - Jun 06) Rationalize electrical- steel production process (Nov 03 - May 05) Increasing Revenue Contribution for Strategic Products 16.4% (1Q 04) ^ 18.6% (2Q 04) ^ 20.2% (3Q 04) Upgrading Production Mix 2003 2004E 2005F 2008F Sales Volume 3921 5372 6465 9060 Share in Total Sales 14.2 18.7 23.2 28.9 Sales Plan for Expanding the 8 Strategic Products

Size of Buy-back: 1,779,000 shares Buy-back Period: Jul 27 - Oct 26, 2004 Cancellation Scheduled for October 2004 Purchase and Cancellation of Treasury Stock Dividend Policy Enhancing Shareholder Value Annual Dividend Rate History History of Treasury Share Cancellation Interim Dividends Executed in 2004 Nominal Dividend Rate: 30% (KRW 1,500 per share) Increase in dividend since 1997 Maintain Dividend Payout Ratio of 25% 2001 2002 2003 2004 290 282 253 302 2891 2807 1815 1779 2001 2002 2003 2004 0.1 0.1 0.2 0.3 0.4 0.6 1 1.7 Interim Dividends

Continuously Improved Global-Oriented Professional Management System since initial adoption in Mar 1999 Responsible management, outside director centered decision making and evaluation etc. BOD and Committees Centered Around Independent Outside directors (6 Standing and 9 Outside Directors) Transparent Corporate Governance Structure Shareholders' Meeting BOD CEO Director Candidate Recommendation Committee Evaluation & Compensation Committee Finance & Operations Committee Audit Committee Insider Trading Committee Management Committee 1 Standing and 3 Outside Directors 4 Outside Directors 2 Standing and 3 Outside Directors 4 Outside Directors 4 Outside Directors All Standing Directors (6) Adoption of Evaluation System Linked to Business Performance Adopted performance-based annual compensation system for executive officers in an effort to enhance performance-oriented responsibility management (Mar 2000) Evaluate management performance through Evaluation & Compensation Committee

Table of Contents Operating Results for 3Q 2004 Major Business Activities Business Environment for the Steel Industry - Global Steel Industry Outlook - China Steel Industry Outlook - Domestic Steel Industry Outlook Business Plan for 2004

Global Steel Industry Outlook Upward Trend for Steel Prices Prices Remain Robust Increase in Production Continued Upward Trend After Adjustment Major Producers Raising Price (Aug 04) Nucor: Flat products ($100) US Steel: HR ($110), CR ($35) Import Prices Continue to Rise HRC: $700 (Aug 04) ^ $675 (Sept 04) CRC: $730 (Aug 04) ^ $720 (Sept 04) Expanded Production Volume for Crude Steel 27.6mm (1Q 04) ^ 28.2 (2Q 04) ^ 28.5(3Q/F) Increase of Domestic Prices due to Tight Balance of Demand / Supply Plates: ?5,000 (Oct 04) Automobile Plates: ?3,000 - 5,000 (4Q 04) Local Producers Raising Domestic Sale Prices (HRC) Krakatau: $510 (1Q 04) ^ $541 (Aug 04) Tata: $538 (1Q 04) ^ $550 (Aug 04) Increase in export prices - Japan: $580(HK), $670(CR) Steel Prices Raised in 4Q 04 Bao: HR ( - ), CR ($36), GI ($12) Anshan: HR ($55), Plate ($25) Stable Upward Trend Expected in 2H 04 HRC: $423 (Jun 04) ^ $480 (Aug 04) CRC: $535 (Jun 04) ^ $587 (Aug 04) Major Steel Producers Raising Price in 4Q 04 (€40~60) Arcelor: 5~7%, Corus: €30~50 Thyssen Krupp: €40~50 Export Prices Rose by $20 HRC: $570 (Jun 04) ^ $590 (Aug 04) CRC: $660 (Jun 04) ^ $680 (Aug 04) Decrease Inventory due to Increasing Demand ASEAN

China Steel Industry Outlook (Shanghai Province) Source : CISA (Sept 04), POSCO China (Oct 04) Apr 03 Apr 04 May 20 Sept 29 HRC CRC ^ 480 ^ 389 499 ^ 490 ^ ^ 307 ^ 449 (MM tons) Outlook for China's Steel Market (Jan - Jul 2004) 22.9 17.7 -8.3 43.8 161.4 175.8 20.3 5.9 86.8 86.1 1.5 2.2 20.3 20.5 53.9 32.1 53.6 69.0 17.4 2.0 27.0 12.8 -12.9 96.6 21.0 20.7 1.4 1.7 28.2 28.5 21.5 20.3 Total YoY Change (%) Production Consumption Import Export Bar/Shape Steel, Iron Rod Plates Pipe Steel and Others Trend of China Domestic Prices ^ 458 569 ^ 566 ^ 592 ^ Source : CISA (Sept 04)

Steel Demand by Industry Domestic Steel Industry Outlook * Based on accumulated 3Q figures Steel Supply Forecast Large increase in import expected due to continued imbalance between upstream and downstream processes Automobile Construction Shipbuilding 1H 04 (YoY Change) 1.8% 4.8% 15.1% 2004 (F) YoY Change 5.9% 2.2% 14.5% 2005 (E) YoY Change 2.0% 2.0% 3.5% 2004(F) 2004(F) 2005(E) 2005(E) YoY YoY Domestic Consumption 47,291 4.2% 48,596 2.8% Production 54,649 2.6% 55,187 1.0% Export 14,770 4.4% 15,038 1.8% Import 7,412 18.6% 8,448 14.0% (Unit: Thousand tons, %)

Table of Contents Operating Results for 3Q 2004 Major Business Activities Business Environment for the Steel Industry - Global Steel Industry Outlook - China Steel Industry Outlook - Domestic Steel Industry Outlook Business Plan for 2004

(mm tons, KRW Bn) 2003 2004 (F) 28.9 30.0 27.5 29.1 14,359 19,496 3,059 4,806 Production Sales of Finished Products Revenue Operating Profit The data above represent internal targets for the company and should not be relied on when making investment decisions Business Plan for 2004 Steel Production expected to Reach 30 Million Tons

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